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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **212-389-1500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

EM 3/9/13

STATEMENT OF FINANCIAL CONDITION

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Scott L. Bok
Signature

Chief Executive Officer
Title

Not[illegible] of New York
[illegible]
Qualified in New York County
Commission Expires August 29, 20 15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

February 26, 2013

Ernst & Young LLP

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 19,253,314
Advisory fees receivable	39,831,145
Due from affiliates	7,662,952
Other assets	1,065,870
Total assets	$ 67,813,281
Liabilities and Member's capital	
Compensation payable	$ 8,791,380
Accounts payable and accrued expenses	1,557,146
Due to affiliates	1,547,881
Total liabilities	11,896,407
Member's capital	55,916,874
Total liabilities and Member's capital	$ 67,813,281

See accompanying notes to Statement of Financial Condition.

1. Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company is also registered as a municipal advisor with the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board. The Company, a New York limited liability company, is engaged in the investment banking business providing advisory services to corporations, institutions and governments in connection with mergers, acquisitions, restructuring and similar corporate finance matters, as well as private equity and real estate advisory services. The Company has offices in New York, Chicago, Houston, Los Angeles and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Financial Information

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), which require management to make estimates and assumptions regarding future events that affect the amounts reported in the statement of financial condition and these footnotes, including compensation accruals and other matters. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ materially from those estimates.

Revenue Recognition

It is the Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

The Company recognizes advisory fee revenues for mergers and acquisitions or financing advisory and restructuring engagements when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are satisfied.

The Company recognizes private equity and real estate capital advisory fees at the time of the client's acceptance of capital or capital commitments to a fund in accordance with the terms of the engagement letter. Generally, fee revenue is determined based upon a fixed percentage of

2. Summary of Significant Accounting Policies (continued)

capital committed to the fund. For multiple closings, revenue is recognized at each interim closing based on the amount of capital committed at each closing at the fixed fee percentage. At the final closing, revenue is recognized at the fixed percentage for the amount of capital committed since the last interim closing.

While the majority of the Company's fee revenue is earned at the conclusion of a transaction or closing of a fund, on-going retainer fees, substantially all of which relate to non-success based strategic advisory and financing advisory and restructuring assignments, are also earned and recognized as advisory fee revenue over the period in which the related service is rendered. The Company's clients reimburse certain expenses incurred by the Company in the conduct of advisory engagements.

Cash and Cash Equivalents

The Company held cash and cash equivalents on deposit with financial institutions of $19.3 million as of December 31, 2012. The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness. No allowance was recorded by the Company at December 31, 2012.

Included in the total advisory fees receivable balance at December 31, 2012 were $29.8 million of long term receivables related to private equity and real estate capital advisory engagements which are generally paid in installments over a period of three years. Interest receivable related to capital advisory engagements is included as a component of other assets on the statement of financial condition.

Credit risk related to advisory fees receivable is disbursed across a large number of clients located in various geographic areas. The Company controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

2. Summary of Significant Accounting Policies (continued)

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The fair value of restricted stock units granted to employees is recorded as compensation expense and generally amortized over a three to five year service period following the date of grant. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the actual value of the awards granted to Company employees. See "Note 5 – Restricted Stock Units"

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

3. Related-Party Transactions

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). GAC owns and operates an aircraft, which is used for the exclusive benefit of the Company's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent. At December 31, 2012, the Company had receivables of $7.1 million from GAC related to the operation of the corporate aircraft which provides services to employees of the Company. These receivables are included in due from affiliates in the statement of financial condition. Intercompany transactions with GAC will be settled upon the sale of the aircraft.

At December 31, 2012, the Company had receivables from other affiliates of $0.6 million, which primarily relate to general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2012, the Company had payables of $1.5 million to other affiliates generally related to services provided for client engagements during the year. These payables are included in due to affiliates in the statement of financial condition.

Intercompany transactions with affiliates are generally settled regularly throughout the year.

4. Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. The Company determined there was no requirement to accrue any liabilities as of December 31, 2012.

5. Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of three to five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, beginning with awards granted in 2009, any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Company.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with its annual bonus awards and compensation agreements for new hires.

For the year ended December 31, 2012 the Company was allocated a non-cash charge of $24.3 million for expenses incurred in conjunction with restricted stock units awarded by the Parent, which has been included as a charge to deemed contribution to Member's capital.

6. Member's Capital

The Company makes periodic cash distributions, subject to net capital requirements and working capital needs, to its Parent. During 2012, the Company distributed $82.2 million to the Parent.

7. Retirement Plan

The Company participates in a qualified defined contribution plan (the "Retirement Plan") that provides retirement benefits in return for service. The Retirement Plan is sponsored by the Parent and covers all eligible employees of the Company. The assets of the Retirement Plan are invested in various equity based mutual funds and money market funds and are allocable to each participant.

7. Retirement Plan (continued)

The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and employer discretionary profit sharing contributions, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. The Parent provides matching contributions up to $1,000 per employee. At December 31, 2012, there was $0.1 million related to contributions due to the Retirement Plan included in compensation payable in the statement of financial condition.

8. Commitments and Contingencies

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

As of December 31, 2012, the approximate aggregate minimum future rental payments for the leases held by the Company and its portion of the lease payments allocated by the Parent were as follows:

2013	$ 9,040,084
2014	8,999,392
2015	9,041,301
2016	9,341,780
2017	9,280,856
Thereafter	25,687,357
Total	$ 71,390,770

Minimum future rental payments are recorded at their gross amounts and have not been reduced by sublease rentals of $1.1 million for each year from 2013 to 2015 for approximately 15,000 square feet of space in our New York office, which has been sublet to GCP Capital Partners Holdings LLC ("GCP Capital") through December 2015. GCP Capital is principally owned by former employees of the Parent, which is independent of the Company. Under the terms of the sublease, the lease may be terminated earlier than 2015.

The Company is involved in certain legal proceedings arising in the ordinary course of its business. The Company is unable to estimate any maximum payout which may be required to be made in respect of such litigation.

8. Commitments and Contingencies (continued)

Management believes it is unlikely that the Company will have to make any material payments in connection with such litigation.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Company to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2012, the Company's net capital was $7.4 million, which exceeded its requirement by $6.6 million. The Company's aggregate indebtedness to net capital ratio was 1.62 to 1.

Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

10. Subsequent Events

Management of the Company has evaluated subsequent events through the date on which the statement of financial condition is issued.

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